Exhibit 4.8

AMENDMENT CONTRACT

relative to

the Technology Co-operation Agreement

by and between

N.V. Philips’ Gloeilampenfabrieken

and

Taiwan Semiconductor Manufacturing Company Ltd

effective as of July 9, 1987

THIS AMENDMENT CONTRACT is made and entered into this 12th day of May, 1997 by and between:

PHILIPS ELECTRONICS N.V. (formerly named N.V. Philips’ Gloeilampenfabrieken) of Groenewoudseweg 1, Eindhoven, the Netherlands (hereinafter referred to as “PENV”)

and

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD of No. 121 Park Avenue 3, Science-Based Industrial Park, Hsin-Chu, Taiwan, Republic of China (hereinafter referred to as “TSMC”)

WHEREAS, as per December 31, 1986 the Parties entered into a Technology Co-operation Agreement (“the TCA”) having an initial duration of ten (10) years from the date said agreement became effective;

WHEREAS, the TCA provided an initial platform and continues to provide a valued base framework for the transfer of technology and the licensing of patents, pursuant to which TSMC has also obtained the right to use and has been granted valuable sublicenses under patents of a number of third parties, with which PENV had concluded license and/or cross-license agreements; and,

WHEREAS, the Parties are interested in continued co-operation under and pursuant to the TCA on a basis which adequately reflects their relationship as it has developed over the years and in this connection have concluded to the amendment of certain terms of the TCA.

NOW, THEREFORE, this Amendment Contract confirms as follows:

1.	Upon amendment the TCA will read as specified in Exhibit 1 to this Contract.

2.	This Amendment Contract shall be effective as of the date of its approval of this Amendment Contract by the relevant competent authority, if required and the TCA in amended form shall become operative as of July 9, 1997.

IN WITNESS WHEREOF, each of the Parties hereto has caused this Amendment Contract to be signed by its duly authorized representative on the date first written above.

Philips Electronics N.V.		Taiwan Semiconductor Manufacturing Co., Ltd

	/s/ A.P.M. van Poel		/s/ Morris Chang
By:	A.P.M. van der Poel	By:	Morris Chang

Title:	Chairman and CEO Philips Semiconductors	Title:	Chairman and CEO Taiwan Semiconductor Manufacturing Co. Ltd.

and

Member of the Group Management Committee of Philips Electronics N.V.

2

Exhibit 1

to

PENV/TSMC TCA Amendment Contract

dated May .., 1997

TECHNOLOGY COOPERATION AGREEMENT

(full revision version effective as of July 9,1997)

THIS AGREEMENT made and entered into as of the 31st day of December 1986, upon inclusion of the amendments agreed with effect as of July 9, 1997, is reconfirmed by and between

PHILIPS ELECTRONICS N.V. (formerly known as N.V. Philips’ Gloeilampenfabrieken) of Eindhoven, the Netherlands (hereinafter referred to as “PENV”)

of the one part

and

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD of N0.121, Park Ave. III, Science-Based Industrial Park, Hsin-Chu, Taiwan, Republic of China (hereinafter referred to as “TSMC”)

of the other part

WHEREAS TSMC has been established by and between Development Fund, Executive Yuan, N.V. Philips’ Gloeilampenfabrieken and investors from the Republic of China for the purpose of the manufacture of IC’s at the order of and pursuant to product design specifications provided by its customers;

WHEREAS on the basis of own initiatives, focus and resources, TSMC has successfully engaged in extensive process- and production-related R&D efforts and with a view to continued profitable development of its world wide business has organized and may in future organize subsidiary companies in the USA and other countries of the world for the same customer foundry production purpose;

WHEREAS, Philips Semiconductors (as hereinafter defined) has for many years been engaged in the worldwide manufacture and processing of IC’s and other semiconductor devices and has acquired considerable knowledge and manufacturing experience thereby;

WHEREAS, such manufacturing and processing activities were and are supported by continuously on-going scientific research and development work in connection with the products in the above field, which are produced by or for Philips Semiconductors, and by (cross) license arrangements with third parties with respect to patents and similar intellectual property rights; and,

WHEREAS, with a view to maximum cost savings and co-operation, the Parties are desirous to ensure for own in-house use and benefit a regular technology exchange by and between them and their subsidiaries involved in activities within the scope of this Agreement by means of own program and industry trend reviews, (researcher exchange) visits and, on the terms and conditions to be agreed upon on a case-by-case basis, the full transfer of agreed relevant processes, whilst PENV shall continue its best efforts to include TSMC (including its subsidiaries and in any event its wholly owned subsidiaries) under PENV’s IPR (cross) license arrangements.

NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

Clause 1

In this Agreement the following terms shall have the following meanings, unless the context clearly requires otherwise:

a.	The term “Subsidiaries” shall mean and include any company or other business entity, present or future, in which TSMC or PENV owns or controls, directly or indirectly, more than fifty percent (50%) of the voting stock or otherwise has a controlling interest, but only so long as such ownership or control exists.

b.	The term “Philips Semiconductors” shall mean any and all Subsidiaries of PENV active within the scope of this Agreement, with PENV hereby undertaking to perform and to cause all such Subsidiaries to perform all duties and obligations required to be performed by Philips Semiconductors under this Agreement.

c.	The term “Group” shall mean either TSMC and its Subsidiaries (“TSMC Group”) or PENV and its Subsidiaries (“Philips Group”), whilst the term “Groups” shall mean both TSMC Group and Philips Group.

d.	The term “Patents” shall mean any and all applications for patents and any and all patents (including patents of importation, patents of confirmation, improvement patents, patents and certificates of addition and utility models, as well as divisions, reissues, continuations, continuations-in-part, renewal and extensions of any of the foregoing), having a first filing date or entitled to receive the benefit of a priority date, prior to the termination of this Agreement.

e.	The term “Circuitry Patents” shall mean any and all Patents in as far as their claims cover circuit function means, which term is understood to mean separately or in combination any one or more of (i) a circuit, a complex of circuits and/or system arrangement of circuits, and/or (ii) a functional combination of semiconductor regions, whether or not interacting with layers and/or electrodes on the semiconductor body or bodies, in an operational arrangement performing a circuit function which otherwise cannot be obtained except by means of a plurality of interconnected single circuit elements.

f.	The term “Philips (Circuitry) Patents” shall mean any and all (Circuitry) Patents, which are owned or in respect of which the right to license is controlled by Philips Group without an obligation to pay royalties or other consideration to any third party other than their employees or any of them.

g.	The term “TSMC (Circuitry) Patents” shall mean any and all (Circuitry) Patents, which are owned or in respect of which the right to license is controlled by TSMC Group without an obligation to pay royalties or other consideration to any third party other than their employees or any of them.

Clause 2

The scope of this Agreement shall be unencapsulated IC’s in wafer or die form (hereinafter referred to as the “Products”)”.

Clause 3

With a view to maximum cost savings and co-operation, the Parties shall ensure that each of Philips Semiconductors and TSMC Group shall provide the other with all information, technical or otherwise, reasonably necessary to understand and appreciate the technical and economic merits of relevant processes used or under review for use in their IC wafer and die volume production facilities. By agreement of the Parties each Group shall also be prepared to render all services as reasonably required by the other in connection with their production of Products using corresponding relevant processes as aforesaid, but only if, as and when duly agreed upon pursuant to the terms of this Agreement, more particularly Clause 4.1 hereinafter.

In this connection the Parties have agreed that next to or in combination with the quarterly Operational Reviews bi-annual R&D review meetings will be organized, one in Hsin-Chu and one in Eindhoven, or such other locations as agreed upon, during which experts of both sides will with proper back-up documentation exchange views on pertinent industry trends as well as on-going R&D programs and plans within the scope of this Agreement at each Group.

As part of such meetings the Parties will also discuss and conclude on the desirability of having researchers of one Group participate in R&D programs of the other Group, including operational details and the terms and conditions to apply to co-operative R&D programs of mutual interest.

Clause 4

1.	In order to maintain and achieve proper process compatibility of relevant processes as agreed and intended, each of PENV and TSMC undertake to arrange that its Group shall make available to the other Group in Taiwan, the Netherlands or elsewhere as agreed upon, both on its own initiative and upon the reasonable request of that other Group, further detailed process and manufacturing information and process test vehicle information to understand and assess the technical and economic merits of IC volume production based on (changes to) relevant processes, which have previously been agreed upon or are newly under positive consideration by both Parties for transfer from the Group first mentioned to the other Group. Such process and manufacturing information, in as far legally rightfully permitted, shall be given to the extent actually applied or firmly intended to and with a view to facilitate timely transfer and transfer-implementation decisions.

The term “process compatibility” is understood to mean that Products made by Philips Semiconductors in volume production with the use of agreed relevant mainstream processes of Philips Semiconductors can also be made with the same design rules, with the same device parameters, with identical electrical performance and with substantially the same yield and at substantially the same cost with the corresponding production processes in use at TSMC Group and vice versa.

It is expressly understood that this further information and review of relevant processes beyond and in elaboration of the R&D discussions as per Clause 3 does not impose on any of the Parties any obligation to agree to the actual transfer of new processes, which will be negotiated in good faith and with due urgency, however, case by case, upon specific request by one Party to the other. In any event neither Party will have any obligation to arrange support as detailed in Clause 4.2 hereinafter during the so-called Lead Time Period. For TSMC Group such Lead Time Period in respect of processes transferred from Philips Semiconductors shall end after a certain period of exclusivity to Philips Semiconductors to be agreed upon from case to case in good faith. For Philips Semiconductors such Lead Time Period in respect of TSMC processes shall be determined on a case-by-case basis in good faith negotiations taking account of agreed purchase commitments on TSMC Group by Philips Semiconductors.

4.2	After the Lead Time Period each of TSMC Group and Philips Semiconductors will be prepared to actively support the introduction and use of an agreed process at the other Group. It is understood and agreed that such support in the form of fully detailed process and manufacturing information shall be sufficient and adequate for the other Group to base its Product wafer and/or die volume production on a corresponding compatible process.

However, it is expressly stipulated and provided that such support shall not refer to or include designs for devices, circuitry and/or system aspects, nor shall it include information for assembly and final testing of Products.

Without limiting the generality of the above provisions and Clause 3 hereof, the disclosing Group shall be prepared, in as far as reasonably required by the receiving Group and agreed to by the disclosing Group, to:

a.	advise, without any obligation on the part of the other Group to accept such advice, on factory lay-outs for the routing of production together with advice on lighting, ventilation, water and/or electricity supply and other auxiliary facilities as required;

b.	make available the pertinent technical data and findings as obtained by the disclosing Group in respect of the process and manufacturing information for the production of the Products based on the agreed relevant processes, including those more particularly described in Annexes attached hereto, if and to the extent required;

c.	provide information regarding cost calculation procedures and other systems required for checking whether planning targets regarding efficiency, output and time are being met as well as other data on factory efficiency;

d.	test and examine samples of the particular types of Products made by the other Group in the agreed relevant processes for establishing properties and performance and to render advice on the improvement thereof, such samples to be made available by the other Group free of charge;

e.	arrange for training and instruction of a reasonable number of engineers, technicians and technical trainees (“personnel”) of the other Group in one of the main IC production plants of the disclosing Group, for periods to be mutually agreed upon, in respect of the process and manufacturing information for the production of the Products in order to get the personnel acquainted with the working methods and agreed relevant processes of the disclosing Group, on the condition that the regular course of the production activities in the factory concerned is not unduly interfered with thereby; all costs and expenses incidental thereto to be borne by the Group, whose personnel is being trained;

f.	send to the factories of the other Group at the latter’s request such experts for temporary visits as can reasonably be spared from time to time, but only in so far as such visits are essential for the smooth working of the other Group’s production activities with respect to Products; all travelling and living expenses incidental to the deputation of such experts to be borne by the other Group and it being understood that such experts shall act in accordance with the instructions of the other Group during the duration of stay at the other Group;

g.	render advice, without any obligation on the part of the other Group to accept such advice, on parts, raw materials and on services reasonably required to be obtained by the other Group from reputable outside suppliers, either locally or abroad; such advice to include data, specifications and other information required for ensuring that such parts, raw materials or services are adequate for the other Group’s requirements; and,

h.	update the process and manufacturing information provided to the other Group on a timely basis.

Clause 5

It is understood and agreed that also with a view towards proper process compatibility as desired and intended, the Parties shall regularly consult on the procurement of equipment, instruments and machinery in the context of the Operational Reviews.

Clause 6

1.	All information given and data supplied to TSMC Group by Philips Semiconductors pursuant to the provisions of this Agreement are given to TSMC Group and shall be used by TSMC Group only for the manufacture of Products by or for TSMC Group.

2.	All information given and data supplied to Philips Semiconductors by TSMC Group pursuant to the provisions of this Agreement are given to Philips Semiconductors and shall be used by Philips Semiconductors only for the manufacture of Products by or for Philips Semiconductors.

Clause 7

To facilitate their co-operation PENV will designate one of the main Philips Semiconductors IC production plants as contact point for TSMC Group and will station a Philips Semiconductors technology expert as liaison at TSMC Group in Taiwan. Such expert shall act in accordance with the instructions of TSMC Group during the duration of stay at TSMC Group.

During the validity of this Agreement all costs associated with the transfer and stay of such technology expert at TSMC Group shall be shared equally by and between TSMC Group and Philips Semiconductors.

Clause 8

In addition to the process and manufacturing information relating to Products in wafer or die form as described in Clause 4 above, Philips Semiconductors is willing upon TSMC’s request to make available, subject to a consideration to be agreed, such information as TSMC Group may reasonably require for the assembly and final testing of Products to the extent Philips Semiconductors is free to do so and in so far as actually applied by Philips Semiconductors in its own assembly and final testing of Products.

Such information shall be given by Philips Semiconductors to TSMC Group as, when and to the extent TSMC Group would build up its own capacity for the assembly and final testing of Products.

Clause 9

1.	In order that each Group may derive the fullest benefit out of the various services covered under this Agreement, each of the Parties (“Licensor”) grants the other and its Group (“Licensee”) for the period of this Agreement and thereafter, a non-exclusive, non-transferable and indivisible license, without the right to sublicense, to use the information obtained by Licensee under and pursuant to this Agreement and with respect to any and all of Licensor’s Patents (other than Circuitry Patents), to manufacture, to have manufactured and to use (packaged die) Products in any and all countries of the world and to sell and import the (packaged die) Products so made in any and all countries of the world.

2.	In addition, Licensor agrees not to assert or have asserted any of its Circuitry Patents against the sale, use or other disposal of (packaged die) Products so made by or for Licensee, on the understanding that such non-assertion undertakings will only extend to circuit function means as and to the extent incorporated in such (packaged die) Products in such manufacture by or for Licensee and will not extend to circuit function means incorporated in (packaged die) Products Licensor and/or its Group only supply for in-house (OEM) use, or to (packaged die) Products incorporating circuit function means covered by Circuitry

Patents, the use of which is subject to special license programs or other limitations.

3.	The above licenses granted in Clause 9.1 hereinabove and the non-assert undertakings stipulated in Clause 9.2 hereinabove are expressly understood to refer and to refer only to Philips and TSMC Patents as the case may be and do not extend to Patents, which Philips and/or TSMC can license to any and all interested third parties, but only subject to payment of royalties or other consideration to a third party, except in the event that Licensee would expressly agree to pay a fair share of such royalties or other consideration.

4.	The above licenses granted in Clause 9.1 hereinabove and the non-assert undertakings stipulated in Clause 9.2 hereinabove are expressly understood to refer and to refer only to Philips and TSMC Patents as the case may be and will run for the lifetime of the Patents concerned except in case of early termination as provided for in Clause 17.

Clause 10

1.	PENV shall use its best efforts to obtain new and to continue and expand existing licenses for TSMC Group and in any event for TSMC and its wholly owned Subsidiaries under its patent license arrangements with third parties. Such efforts shall be directed at obtaining or licenses of maximum scope and in any event at least of a scope as wide as the licenses granted for Products to TSMC Group under Clause 9.1.

*    *     *

*	Omitted material has been filed separately with the Commission pursuant to an application for confidential treatment.

*    *     *

It is understood that the inclusion of TSMC Group under any such arrangements is subject to TSMC’s specific prior approval and that PENV’s sublicensing rights in respect of any and all TSMC Patents shall in principle be limited to situations in which PENV has obtained similar return licenses for TSMC Group under the Patents of the third party which is to receive licenses under TSMC Patents through PENV.

2.	In order to allow TSMC a proper judgement as to the value of the licenses concerned Philips Semiconductors will provide regular information on on-going negotiations in the framework of the review meetings referenced in Clause 3. In addition PENV will be prepared to provide detailed advice as regards particular license situations in response to questions considered of particular interest to TSMC Group. Subject to existing confidentiality commitments, this undertaking may involve contract text review and the like.

In order for Philips to understand TSMC’s licensing interests TSMC shall keep PENV/Philips Semiconductors regularly advised of patent infringement warnings received and situations it is significantly concerned about in view of the regular business activities of TSMC Group.

PENV agrees to that the Philips patent experts will be available for advice as regards the defense of patent infringement suits threatened or initiated against TSMC Group by third parties because of or in connection with its foundry manufacturing activities

3.	If the grant of any license or right by TSMC Group to Philips Semiconductors or a grant of a sublicense by PENV under the terms of this Clause 10, should make TSMC Group or Philips Group, as the case may be, liable to a third party or parties (i.e. parties other than employees of either Group) for the payment of license fees or similar consideration, the grant of such license or sublicense shall be made only upon an agreement in writing on payment of a fair share of such fee or consideration.

*	Omitted material has been filed separately with the Commission pursuant to an application for confidential treatment.

It is understood that any payment by TSMC to a third party as aforesaid, either directly or through Philips, after the fifth anniversary of the Prolongation Date may be deducted from the payments due to Philips in accordance with the provisions of Clause 11.

Clause 11

1.	In consideration of the rights and licenses available under this Agreement, TSMC Group will pay to PENV during the term of this Agreement as well as during a period of three (3) years thereafter an amount calculated as a percentage of the net selling price of all Products sold by TSMC Group as follows:

(i) during the period up to and including July 8,1997	: *

(ii) during the subsequent 5-year period	: *

(iii) during the remaining (payment) period of this Agreement	: *

on the understanding that during this last remaining period such remuneration may be adjusted downwards, but never below a level of 1% of the net selling price, in case and for

(x)	non-refundable amounts paid to any third party licensor for the purpose of settling, with due regard to the interests of both Groups, patent licensing/infringement issues raised against TSMC Group and for no other reason in respect of Patents other than Circuitry Patents, unless TSMC had previously refused inclusion under a license arrangement made by Philips with such third party; and,

(y)	any patent defense costs reasonably paid to third parties in connection with the settlement of such patent licensing/infringement issues;

in as far as such amounts and costs do not exceed in the aggregate, the cost of a license settlement previously offered and positively recommended by the Philips experts duly consulted on the case.

*	Omitted material has been filed separately with the Commission pursuant to an application for confidential treatment.

No royalties will be due and payable on the sale of Products made by TSMC Group on the basis of processes above 2 micron.

2.	The expression “net selling price” shall mean the amount invoiced by TSMC Group for the pertinent Products sold by TSMC Group to any third party in arm’s length trade, less normal cash and volume discounts actually granted, sales returns, insurance fees and packing and transportation charges as invoiced separately to customers and duties and sales taxes actually incurred and paid by TSMC Group in connection with the delivery of such Products.

Clause 12

The payment under Clause 11.1 does not refer to or include costs incurred by Philips Semiconductors or TSMC Group in and because of the actual transfer of information hereunder pursuant to Clause 4.2, which will be charged separately on a basis as agreed upon from time to time and from case to case.

Notwithstanding anything to the contrary contained herein, neither Group shall be obligated to pay any costs or expenses incurred by the other Group in connection with this Agreement, unless such costs and expenses are incurred with the prior written consent of the first-mentioned Group.

Clause 13

a.	Within sixty (60) days after March 31, June 30, September 30 and December 31 of each year this Agreement shall be in force, TSMC undertakes to submit to PENV or such person or body as PENV may designate from time to time, a statement in writing setting out the net turnover of the Products referred to in Clause 11, manufactured, sold or otherwise disposed of by TSMC Group in the preceding quarter and to pay to PENV simultaneously the amount due pursuant to Clause 11.1. All taxes payable on said remuneration, if any, will be borne by PENV and TSMC in accordance with the laws of the Republic of China.

Within ninety (90) days after the end of each fiscal year of TSMC, TSMC shall submit to PENV a statement in writing duly certified by the independent public accountants of TSMC setting out the net turnover of the Products realized during such fiscal year. Any difference between the aggregate of the amounts paid on the basis of its quarterly statements and the amount shown to be due in the statement certified by the independent public accountants of TSMC shall be settled on the occasion of the first quarterly payment thereafter.

b.	All payments due to PENV under this Agreement shall be effected by transfer of Netherlands Guilders or—at the option of PENV—of US Dollars to a bank account in the Netherlands indicated by PENV having due regard to the foreign exchange regulations from time to time in force.

Each payment will constitute a valid discharge only in so far as it is transferred to said bank for PENV’s account in the currency of payment.

c.	The rate of exchange for converting the currency of the Republic of China shall be the telegraphic transfer selling rate of the Netherlands Guilder—or US Dollar, as the case may be—in terms of currency officially quoted in the Republic of China by the officially authorized foreign exchange bank for the then current transaction on the day of transfer. The stipulations in this paragraph shall apply mutatis mutandis to all other payment procedures agreed between Philips Semiconductors and TSMC Group.

Clause 14

Each Party hereto agrees that its Group shall treat as confidential and hold in strict confidence any and all information and data made available by the other Group hereunder.

Confidential information of the disclosing Group will be treated by the receiving Group in the same manner and with the same degree of care as it applies with respect to its own confidential information.

The receiving Group shall disclose confidential information of the disclosing Group only to its employees, who have a need to know and are aware of and have agreed to respect the conditions set forth herein.

The Parties agree that their respective Groups shall not disclose confidential information received from the other Group to third parties, unless and to the extent that the receiving Group can prove by written record or otherwise that said information:

a.	was already in its possession prior to disclosure thereof by the other Group;

b.	is or becomes publicly known through no fault of the receiving Group;

c.	was lawfully obtained from a third party, who was free to disclose same without a confidentiality obligation;

d.	was necessarily disclosed by the sale of a product on a commercial basis by a person or entity other than the receiving Group;

e.	was or is developed independently by the receiving Group; or,

f.	was disclosed as required by law.

The furnishing of any information hereunder shall not be construed as the granting of the license under any patent application, copyright or any other industrial or intellectual property right or as implying any obligation other than as specifically provided herein.

Clause 15

a.	Each Party warrants as regards full process transfer by its Group as Transferor to the other Group as Transferee that the process and manufacturing information provided by Transferor shall be sufficient, adequate and most current for Transferee to manufacture the Products on the basis of processes compatible to those in use in the IC wafer and/or die volume production facilities of Transferor and to establish, maintain and operate production facilities for the volume production of the Products on the basis of processes compatible to those in use in the Product wafer and/or die volume production facilities of Transferor.

b.	Each Party warrants that its Group shall furnish the information to be supplied by it hereunder to the best of its ability, but makes no representation or warranty as to the value of the information transmitted or the ability of the other Group to make use thereof. Except as may be otherwise agreed upon between the Parties hereto, no warranty whatsoever is made that the use of information supplied under this Agreement and the exercise of rights granted herein will not cause infringement of intellectual property rights owned or controlled by third parties.

Clause 16

a.	This Agreement shall be governed by and construed in accordance with the laws of the State of New York, U.S.A.

b.	Parties hereto agree to endeavour to identify in advance issues that could generate controversies or disputes, in order to permit their early resolution by friendly negotiations, and to use their best efforts to negotiate in good faith, for a period of sixty (60) days or such other period as shall be actually agreed upon by them, to resolve all such controversies or disputes in an amicable manner.

c.	In the event that any controversy dispute among the Parties hereto arising out of or in connection with the validity, effectiveness, construction or performance of this Agreement, or any amendment, modification or addition hereto, or as to the construction hereof, or with respect to the rights, obligations or liabilities of any Party hereunder (unless such agreements, modifications or additions expressly state that they shall not be subject to this Clause 16) cannot, in the sole judgement of any Party to the controversy or dispute, be resolved by negotiation pursuant to the terms of the preceding Clause 16 b, then such Party may require that such controversy or dispute be referred to, and settled by, arbitration proceedings in New York, N.Y., U.S.A., in accordance with the Rules for the International Chamber of Commerce Court of Arbitration by one or more arbitrators appointed under the Rules.

Any award of the Arbitral Tribunal shall be rendered in writing, shall state the reasons on which it was based and shall be final and binding on all Parties hereto. The cost of arbitration shall be borne and paid for as the Arbitral Tribunal may direct in the award.

d.	Judgement upon any arbitral award rendered under the preceding Clause 16 c may be entered in a competent court in the Kingdom of the Netherlands and in the Republic of China where application may be made to such court for judicial recognition of that award and an order of enforcement, as the law of such jurisdiction may require and allow.

Each Party hereto hereby agrees that any judgement upon an arbitral award rendered under the preceding Clause 16 c may be executed against the assets of that party in any jurisdiction. Each Party hereto hereby irrevocably submits to the jurisdiction of the court of any such jurisdiction in any legal action or proceeding relating to such execution.

While any arbitration proceeding is pending, unless the Arbitral Tribunal shall direct otherwise, the Parties hereto shall continue the performance of their respective obligations under this Agreement, except to the extent that such performance is the subject-matter of such arbitration.

Clause 17

As confirmed in writing between the Parties, this Agreement has become effective on July 9, 1986, the date of the latest of the required approvals by the competent authorities in the Republic of China, which date shall be called and considered the “Effective Date”.

Unless terminated in accordance with the provisions specified herebelow in this Clause 17, this Agreement shall remain in force up to July 9, 2007. Thereafter it shall automatically continue for successive periods of three (3) years, unless and until terminated by either Party hereto by giving written notice to that effect to the other Party at least six (6) months prior to the end of the then current period.

Each Party hereto will have the right to terminate this Agreement by three (3) months prior written notice to the other Party in case a Party commits a breach of a material obligation under this Agreement and fails to remedy such breach within sixty (60) days (or within such longer period as may be reasonable in the circumstances) after receipt of the written notice from the Party affected by such breach, calling upon the defaulting Party to remedy such breach.

The following rights and obligations shall survive any termination of this Agreement to the degree necessary to permit their fulfilment or discharge:

a.	PENV’s right to receive or recover and TSMC’s obligation to pay royalties accrued prior to such termination, as well as any applicable interest accrued or accruable thereon at the time of termination.

b.	any cause of action or claim of either Party, accrued or to accrue, because of any breach or default by the other Party.

Clause 18

This Agreement, together with any exhibits thereto, constitutes the entire agreement and understanding between the Parties hereto with respect to all matters provided herein, and supersedes and cancels all previous negotiations, statements, representations, undertakings, and agreements, if any, theretofore made between the Parties hereto.

Clause 19

Unless otherwise provided in this Agreement, neither Party hereto may assign, transfer or otherwise convey its rights, interest or obligations hereto, herein or hereunder in whole or in part to any party, without the prior written consent of the other Party, it being understood that PENV shall be entitled to assign its interest in this Agreement or rights herein granted to any of its Subsidiaries, provided any such Subsidiary shall then take over also all of the obligations and duties of PENV under this Agreement and provided further that PENV shall remain fully responsible for the due performance of all obligations of Philips Semiconductors under this Agreement.

Clause 20

No modification or amendment of this Agreement or any exhibit hereto shall be valid or binding, unless made in writing and signed by the duly authorized representatives of the Parties hereto. No waiver of any of the terms or conditions hereof shall be valid or binding, unless made in writing and signed by the duly authorized representatives of the Parties hereto.

Clause 21

Notwithstanding any other provision of this Agreement, in the event that the performance of an obligation under this Agreement by a Group is prevented due to acts of God, governmental acts or decisions to act or not to act, wars, hostilities, blockades, civil disturbances, revolutions, strikes, lockouts, fire, typhoons, tidal waves, flood or any other causes beyond the reasonable control of such Group, such Group shall not be responsible to the other Group for failure or delay in the performance of its obligations under this Agreement, provided that prompt notice shall have been given to the Party heading the other Group of the occurrence of such force majeure event. If such event continues for more than three (3) consecutive months, the Parties hereto shall consult with each other about the continuation of this Agreement. The foregoing provision shall not exempt the Parties hereto from their duty to perform their obligations under this Agreement as soon as possible after a force majeure ceases to exist.

Clause 22

All notices, consents, requests, agreements and other documents authorized or required to be given or made by or pursuant to this Agreement to any Party hereto, shall be effective upon receipt and shall be in writing, either personally served on an officer of the Party to whom it is given or sent by telex, facsimile or mailed by registered air-mail, postage prepaid, addressed to each party hereto as follows:

if to PENV to:

Philips Electronics N.V.

Groenewoudseweg 1

5600 MD Eindhoven

The Netherlands

Fax. no.: (+31)40 2788842

Attention: General Secretary

if to TSMC to:

Taiwan Semiconductor Manufacturing Company Ltd

No. 121, Park Ave. III,

Science-Based Industrial Park

Hsin-Chu

Taiwan

Republic of China

Fax. no.: (+886) 3 578 1546

Attention: President

IN WITNESS WHEREOF, the Parties hereto have caused their duly authorized representatives to have the Agreement executed and delivered as of the date first written above.

Philips Electronics N.V.	Taiwan Semiconductor Manufacturing Co., Ltd

By /s/ A.P.M. van Poel	By /s/ Morris Chang

Name:	Name:

Title:	Title:

Date:	Date: